Contact

www.linkedin.com/in/ian-sneed-18b3729 (LinkedIn)

Top Skills

Renewable Energy
Energy
Sustainability

Ian Sneed

Director of Demand & Distributed Resources
Philadelphia

Summary

Versatile, results focused energy professional with a breadth of operational experience that spans both the supply side and demand side of wholesale power markets.

My focus at Customized Energy Solutions is on all things “Behind The Meter”; helping clients with DR and DER assets capture and maximize the various revenue streams available through ISO and utility programs.

Experience

Customized Energy Solutions
Director of Demand & Distributed Resources
May 2021 - Present (1 year)
Philadelphia, Pennsylvania, United States

Galt Power, Inc.
Director of Operations
April 2013 - December 2021 (8 years 9 months)

Community Energy
2 years 10 months

Manager, On-Site Energy Systems
January 2011 - January 2013 (2 years 1 month)

Sales & Marketing Associate
April 2010 - January 2011 (10 months)

State Farm Insurance
Business Lines Underwriter
April 2007 - April 2010 (3 years 1 month)

Global Partners for Development
Project Consultant

July 2003 - March 2007 (3 years 9 months)
Dhaka, Bangladesh

InterVarsity Christian Fellowship
Team Leader
June 1995 - June 2003 (8 years 1 month)

The Wharton School
Teaching Assitant
August 1993 - June 1997 (3 years 11 months)

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Education

University of Pennsylvania

BA, Economics